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+1-212-455-2812	RFenyes@stblaw.com

August 7, 2020

VIA EDGAR

Re: Bentley Systems, Incorporated
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 9, 2020
CIK No. 0001031308

Jan Woo

Jeffrey Kauten

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Bentley Systems, Incorporated (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 20, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the draft Registration Statement on Form S-1 confidentially submitted on March 9, 2020 (the “Draft Registration Statement”). The Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) for non-public review. Amendment No. 2 also generally updates certain other information in the Draft Registration Statement, including the presentation of unaudited consolidated financial statements as of and for the six months ended June 30, 2020 and related disclosure throughout the Draft Registration Statement.

Securities and Exchange Commission	August 7, 2020

In addition, we are providing the following responses to the Comment Letter. We are also providing a supplemental response to our prior response to comment 12 in the Staff’s comment letter dated February 13, 2020. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Registrant.

Prospectus Summary, page 1

1.	We note your response to prior comment 1. Please revise to disclose the actual number of accounts in both fiscal 2018 and 2019 rather than refer to over 34,000 accounts. Also, clarify whether a group of affiliated entities is always counted as a single account.

The Registrant has revised the disclosure on pages 3 and 111 to disclose the actual number of accounts in both fiscal 2018 and 2019 and to clarify that the Registrant determines the number of “accounts” based on distinct contractual and billing relationships with the Registrant and that affiliated entities of a single parent company may each have an independent account.

2.	We note the revisions made in response to prior comment 13. First, please revise to clarify whether there is any overlap between these lists such that one of your accounts is both a top design firm and a top infrastructure owner. Second, please disclose additional information on the industry reports you reference, including a brief summary of the methodologies used to generate these rankings and the complete titles of each report. In this regard, we note that it appears the 2019 Engineering News Record report covers the Top 500 Design Firms and that your disclosure only references the top 250 of these firms. Third, with respect to the Bentley Infrastructure 500 Top Owners report, please clarify whether you authored or commissioned this report.

In response to the first part of the Staff’s comment, the Registrant respectfully advises the Staff that there is substantially no overlap between the Registrant’s accounts included in the top 250 of the ENR 2019 Top 500 Design Firms and the 2019 Bentley Infrastructure 500 Top Owners, other than five accounts that appear on both lists. The Registrant has revised the disclosure on pages 2 and 110 to clarify that the lists are substantially distinct categories other than with respect to such de minimis number of accounts.

In response to the second part of the Staff’s comment, the Registrant has revised the disclosure on pages 2 and 110 to disclose the complete titles of each report and the disclosure on page 110 to provide a brief summary of the methodologies used to generate the rankings for each report.

Securities and Exchange Commission	August 7, 2020

In response to the third part of the Staff’s comment, the Registrant has revised the disclosure on page 110 to clarify that the 2019 Bentley Infrastructure 500 Top Owners report was authored by the Registrant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 66

3.	We note from your revised disclosures in response to prior comment 7 that you believe it is reasonable to annualize the last three months of revenue for your recurring software subscriptions with consumption measurement period durations of less than one year given your consistently high retention rate and stability of usage under such subscriptions. While we acknowledge your retention rate disclosures for all recurring revenue products, please provide us with this information for only your software subscriptions with consumption measurement periods of less than one year for each period presented.

The Registrant respectfully advises the Staff that it does not calculate retention rate for software subscriptions with consumption measurement periods of less than one year on a periodic basis because it does not believe the information is useful internally or to investors.

For the periods presented in the Registration Statement, on an individual account as well as overall account portfolio basis, the Registrant has experienced significant substitutions from prepaid subscription offerings into consumption-based offerings as well as continued conversion trends of the Registrant’s existing prepaid subscription users to consumption-based offerings with consumption measurement durations of less than one year, such as the Registrant’s E365 program. As a result of these trends, the retention rate for consumption-based offerings with consumption measurement durations of less than one year would remain relatively consistent with account retention rate calculated on a total recurring revenue basis but would not fully reflect the impact of newly converted subscription users into the Registrant’s shorter-term consumption-based offerings or the increasing usage of shorter-term consumption-based offerings by existing subscribers. For the benefit of the Staff, the Registrant has calculated the retention rate for consumption-based offerings with consumption measurement durations of less than one year for the twelve months ended June 30, 2020 to illustrate this relatively distorted outcome: the retention rate was 94%, while the recurring revenues dollar-based net retention rate for consumption-based offerings with consumption measurement durations of less than one year for the same period was 155%. Given the significantly limited utility of this metric and the substantial undertaking required to perform this calculation, the Registrant has not calculated this measure for the other periods presented.

Securities and Exchange Commission	August 7, 2020

For these reasons, the Registrant instead calculates its account retention rate on a total recurring revenue basis and by giving consideration of all recurring revenues of the Registrant’s accounts, which include subscriptions revenues that recur monthly, quarterly, or annually with specific or automatic renewal clauses, the annualized value of the last three months of recognized revenues for the Registrant’s contractually recurring consumption-based software subscriptions with consumption measurement durations of less than one year and professional services revenues in which the underlying contract is based on a fixed fee and contains automatic annual renewal provisions.

Given the trends and considerations described above, the Registrant respectfully maintains that it is reasonable to annualize the last three months of revenue for the Registrant’s recurring software subscriptions with consumption measurement period durations of less than one year.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019, page 88

4.	We note your revised disclosures in response to prior comment 9 and we have the following additional comments:
●	Revise the tables preceding your revenues and cost of revenues analysis on pages 88, 90 and 91 to also reflect the change in GAAP revenues and cost of revenues on an ASC 605 compared to ASC 606 basis and ensure such analysis precedes any comparison on an ASC 605 to ASC 605 basis.
●	Revise to quantify the impact of adoption of ASC 606 in your analysis of changes in total revenues. Also, you appear to attribute such changes solely to the adoption of ASC 606; while, your discussion of the change in revenue on an ASC 605 basis addresses specific drivers such as organic growth, acquisitions and foreign currency effects. Please tell us why you have not provided a similar analysis on an ASC 605 to ASC 606 basis.
●	Revise to include a quantified analysis of changes in revenues by geographic region and changes in total cost of revenue on an ASC 605 to ASC 606 basis.

In response to the first and second parts of the Staff’s comment, the Registrant has revised the tables on page 86 to include (i) columns reflecting the change in GAAP revenues and cost of revenues on an ASC 605 compared to ASC 606 basis prior to any comparison on an ASC 605 to ASC 605 basis and (ii) a column quantifying the impact of the adoption of ASC 606 on each of subscriptions revenues, perpetual licenses revenues, subscriptions and licenses revenues, services revenues and total revenues. In addition, the Registrant has revised the disclosure on pages 86 to 90 to analyze changes in revenues on an ASC 606 versus ASC 605 basis.

In response to the third part of the Staff’s comment, the Registrant has revised the disclosure on pages 88 to 89.

Securities and Exchange Commission	August 7, 2020

Certain Relationships and Related Party Transactions

Rights in a Public Offering, page 153

5.	You disclose that you are required to sell, and Siemens is required to purchase, together with prior purchases, an aggregate of $250 million worth of your Class B common stock upon the consummation of this offering. Please disclose the remaining dollar amount that Siemens must purchase and clarify when this purchase will be made. Additionally, clarify whether your other prospectus disclosure assumes or accounts for the issuance of these shares, such as your dilution and beneficial ownership sections.

In response to the first part of the Staff’s comment, the Registrant has revised the disclosure on page 153 to disclose that as of June 30, 2020 Siemens has purchased the current Maximum Purchase Amount of $250.0 million of Class B common stock under the Common Stock Purchase Agreement. The Registrant’s and Siemens’ respective obligations under the Common Stock Purchase Agreement with respect to the sale and purchase of Class B common stock up to the Maximum Purchase Amount, and, relatedly, the automatic $20.0 million annual increase to the Maximum Purchase Amount which occurs on September 23 of each year, will terminate upon the effectiveness of a registration statement in connection with an underwritten public offering. The Registrant has revised its disclosure to indicate that it anticipates consummating this offering prior to September 23, 2020 and therefore it does not expect to have any obligations to sell Siemens additional shares of Class B common stock upon consummation of this offering.

In response to the second part of the Staff’s comment, the Registrant respectfully advises the Staff that Siemens’ purchase of the current Maximum Purchase Amount of $250.0 million of Class B common stock under the common stock purchase agreement is reflected in the Registrant’s balance sheet as of June 30, 2020 and no assumption of an additional issuance of shares to Siemens has been reflected as the Registrant anticipates consummating this offering prior to September 23, 2020, when the Maximum Purchase Amount would increase to $270.0 million.

Stockholders Agreement, page 155

6.	Your response to prior comment 16 indicates that you do not believe you are required to file a form of the amended and restated stockholders agreement as an exhibit as you do not expect to be a party to this agreement that will go into effect upon the completion of your offering. Please disclose the parties to the amended and restated stockholders agreement. Given that the amended agreement will continue to govern voting, transfer of shares and certain purchase rights of shareholders, please tell us why you do not believe it is required to be filed under Item 601(b)(4) of Regulation S-K.

Securities and Exchange Commission	August 7, 2020

The Registrant respectfully acknowledges the Staff’s comments and believes that it is not necessary to file the Amended and Restated Stockholders Agreement. The Registrant respectfully advises the Staff that the parties to the Amended and Restated Stockholders Agreement are expected to be limited to Barry J. Bentley, Gregory S. Bentley, Keith A. Bentley, Raymond B. Bentley and Richard P. Bentley and their respective “Permitted Transferees” (which includes (a) such person’s lineal descendants; (b) such person’s parents, spouse, siblings, and lineal descendants of any thereof; (c) any family limited partnership, limited liability company, trust or other fiduciary or other entity either controlled by or primarily for the benefit of (i) such person, (ii) such person’s lineal descendants, or (iii) such person’s parents, spouse, siblings, or lineal descendants of any thereof; or (d) subject to certain conditions, any pledgee taking a security interest in shares of Class A Common Stock to secure indebtedness for borrowed money). Moreover, the agreement will not restrict the transfer of any securities other than Class A Common Stock (none of which will be registered) and it will cease to apply to any shares of Class B Common Stock that are sold to the public or to any person other than the parties to the agreement and their Permitted Transferees. The agreement will set forth and govern the rights and obligations between the stockholder signatories to the agreement. None of the Registrant or any other stockholder will be a party to, or third-party beneficiary of, the agreement, and therefore such persons or entities will not have any rights or obligations under the agreement. Moreover, the agreement will not apply to any of the shares of Class B Common Stock sold in the Offering and therefore it will not define any “rights of holders of the equity … securities being registered” that would require it to be filed pursuant to Regulation S-K 601(b)(4).

For these reasons, the Registrant respectfully maintains that the Amended and Restated Stockholders’ Agreement is not required to be filed as an exhibit to the Registration Statement.

Supplemental Response to the Staff’s Comment 12 in the Staff’s Comment Letter dated February 13, 2020, re Fair Value of Common Stock

12.Please provide us with a breakdown of all equity-based awards granted since your most recent balance sheet date. To the extent there were any significant fluctuations in the fair value of your underlying common stock from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, continue to provide us with a breakdown of all equity-based awards granted subsequent to year end including the fair value of the underlying common stock used to determine the fair value of such awards.

The Registrant respectfully directs the Staff to the Registrant’s disclosure on pages 162 and F-79, which provides a breakdown of the Registrant’s equity-based awards granted since the Registrant’s most recent balance sheet date.

Securities and Exchange Commission	August 7, 2020

Please call me at (212) 455-2812 if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
Kathleen Collins
David Edgar

Bentley Systems, Incorporated
Gregory S. Bentley
David J. Hollister
David R. Shaman

Simpson Thacher & Bartlett LLP
Jonathan R. Ozner

Goodwin Procter LLP
Richard A. Kline